Exhibit 3.1

The first sentence of Article II, Section 2 shall be changed to read as follows:

SECTION 2. Unless changed in accordance with the provisions of Section 3 of this Article II, the number of directors of the Company shall be fixed at nine and shall be divided into three classes.